As filed with the Securities and Exchange Commission on April 7, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

MAGNUM HUNTER RESOURCES, INC.

(Exact name of registrant as specified in its charter)

Nevada	87-0462881
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

600 East Las Colinas Blvd., Suite 1100
Irving, Texas 75039
(972) 401-0752
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Morgan F. Johnston
Magnum Hunter Resources, Inc.
600 East Las Colinas Blvd., Suite 1100
Irving, Texas 75039
(972) 401-0752
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
David E. Morrison
Gregory K. Kondritz
Fulbright & Jaworski L.L.P.
2200 Ross Avenue, Suite 2800
Dallas, Texas 75201-2784
(214) 855-8000

     Approximate Date of Commencement of Proposed Sale to the Public: From time to time after this registration statement becomes effective upon conversion of the Registrant’s floating rate convertible senior notes due 2023.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of	Amount to Be	Proposed Maximum Offering	Proposed Maximum Aggregate	Amount of Registration
Securities to Be Registered	Registered	Price Per Unit (1)	Offering Price (1)	Fee
Common Stock, par value $.002 per share (2)	10,255,000 (3)	$10.21	$104,703,550	(4)

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), based on the average of the high and low prices of the Registrant’s common stock as reported on the New York Stock Exchange on April 2, 2004.

(2)	Includes associated preferred stock purchase rights to purchase one one-hundredth of a share of 1998 Series A Junior Participating Preferred Stock, subject to adjustment. The rights initially are attached to and trade with the common stock of the Registrant and will not be exercisable until the occurrence of specified events.

(3)	Represents the maximum aggregate number of shares of common stock that are issuable upon conversion of the Registrant’s floating rate convertible senior notes due 2023. In addition to the shares set forth in the table, pursuant to Rule 416 under the Securities Act of 1933, as amended, the amount of common stock registered hereby also includes such indeterminate number of shares of common stock, including the associated preferred stock purchase rights, as may be issuable from time to time as a result of stock splits, stock dividends and antidilution adjustments.

(4)	Registrant paid a registration fee of $52,800.00 in connection with its Registration Statement on Form S-3 (Reg. No. 333-45552) that was filed with the Securities and Exchange Commission on September 11, 2000, and terminated by the filing of a Post Effective Amendment No. 1 on September 26, 2003. $733,526.11 of securities were sold under the earlier registration statement. Pursuant to Rule 457(p), $52,606.00 of the $52,800.00 registration fee paid for the earlier registration statement was used to offset the $19,280.50 registration fee due for the Registrant’s Registration Statement on Form S-3 (Reg. No. 333-109188) that was filed with the Securities and Exchange Commission on September 26, 2003. Pursuant to Rule 457(p), the remaining balance of $33,325.50 is offsetting the $13,265.94 registration fee due for this Registration Statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Registration Statement that contains this prospectus and that has been filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 7, 2004

PROSPECTUS

Up to 10,255,000 Shares
of
Common Stock
Issuable Upon Conversion of
Floating Rate Convertible
Senior Notes Due 2023

MAGNUM HUNTER RESOURCES, INC.

[Logo]

     This prospectus relates to the sale by various selling security holders of up to 10,255,000 shares of our common stock issuable upon conversion of our floating rate convertible senior notes due 2023, or “floating rate notes.” The shares may be offered and sold from time to time by the security holders specified in this prospectus or their successors in interest. See “Selling Security Holders.” The shares are being registered pursuant to an agreement with the initial purchasers of the floating rate notes. The selling security holders will receive all of the proceeds from the sale of the shares under this prospectus; we will not receive any of these proceeds.

     Our common stock is listed on the New York Stock Exchange under the symbol “MHR”.

     Our address is 600 East Las Colinas Blvd., Suite 1100, Irving, Texas 75039, and our telephone number is (972) 401-0752.

     You should carefully consider the risk factors beginning on page 6 of this prospectus before you make an investment in our common stock.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is           , 2004.

You should rely only on the information contained in or incorporated by reference in this prospectus and in any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus or the applicable prospectus supplement.

i

ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under the shelf process, selling security holders may from time to time sell the common stock described in this prospectus in one or more offerings.

     This prospectus provides you with a general description of the common stock that the selling security holders may offer. A selling security holder may be required to provide you with a prospectus supplement containing specific information about the selling security holder and the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement, together with additional information described under the heading “Where you can find more information” below.

ABOUT MAGNUM HUNTER RESOURCES, INC.

     We are an independent energy company engaged in the exploration, exploitation and development, acquisition and operation of oil and gas properties with a geographic focus in the Mid-Continent Region, Permian Basin Region, Gulf Coast Region and the Gulf of Mexico.

     As used in this prospectus, “we,” “us,” “our,” and “Magnum Hunter” mean Magnum Hunter Resources, Inc. and, where the context requires, include our subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy this information at the Securities and Exchange Commission’s public reference room, which is located at 450 Fifth Street, N.W., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on its public reference room. This information is also available on-line through the SEC’s Electronic Data Gathering, Analysis, and Retrieval System (EDGAR), located on the SEC’s web site (http://www.sec.gov).

     We have filed a registration statement with the Securities and Exchange Commission on Form S-3 with respect to this offering. This prospectus is a part of the registration statement, but the prospectus does not repeat important information that you can find in the registration statement, reports and other documents that we have filed with the Securities and Exchange Commission. The Securities and Exchange Commission allows us to “incorporate by reference” other documents filed with the Securities and Exchange Commission, which means that we can disclose important information to you by referring you to other documents. The information that is incorporated by reference is an important part of this prospectus and information that we file later with the Securities and Exchange Commission will automatically update and may replace information in this prospectus and information previously filed with the Securities and Exchange Commission. The documents listed below and any future filings made with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 are incorporated by reference in this prospectus until the termination of this offering.

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed with the Securities and Exchange Commission on March 15, 2004.

•	Current Report on Form 8-K filed with the Securities and Exchange Commission on January 9, 2004.

•	The description of our common stock contained in the Registration Statement on Form 8-A (File No. 001-12508) initially filed on June 14, 2002, and any subsequent amendment thereto filed for the purpose of updating such description.

     As you read the above documents, you may find some inconsistencies in information from one document to another. If you find inconsistencies between the documents, or between a document and this prospectus, you should rely on the statements made in the most recent document.

     No action is being taken in any jurisdiction outside the United States to permit a public offering of our securities or possession or distribution of this prospectus in any such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States must inform themselves about and observe any restrictions as to this offering and the distribution of this prospectus applicable in those jurisdictions.

     You may request a copy of any document incorporated by reference in this prospectus, at no cost, by writing or calling us at the following address:

M. Bradley Davis Senior Vice President — Capital Markets & Corporate Development Magnum Hunter Resources, Inc. 600 East Las Colinas Blvd., Suite 1100 Irving, Texas 75039 (972) 401-0752

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus, any accompanying prospectus supplement and the documents we have incorporated by reference contain “forward-looking” statements. The words “believe,” “expect,” “estimate” and “anticipate” and similar expressions identify forward-looking statements. Forward-looking statements include those that address activities, events or developments that we expect or anticipate will or may occur in the future. These include the following:

•	the amount and nature of future capital expenditures,

•	business strategy and measures to carry out strategy,

•	competitive strengths,

•	goals and plans,

•	expansion and growth of our business and operations,

•	references to intentions as to future matters, and

•	other similar matters.

     Actual results may differ materially from anticipated results for a number of reasons, including: drilling results; oil and gas prices; industry conditions; the prices of goods and services; the availability of drilling rigs and other support services; and the availability of capital resources.

     A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe we have chosen these assumptions or bases in good faith and that they are reasonable. We caution you that assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the risk factors set forth under the caption “Risk Factors” and other cautionary statements in this prospectus, any prospectus supplement and the documents we have incorporated by reference. We will not update these statements unless the securities laws require us to do so.

THE COMPANY

Certain Definitions

     As used in this prospectus:

•	“Mcf” means thousand cubic feet;

•	“Bbl” means barrel;

•	“Mcfe” means thousand cubic feet of natural gas equivalent; and

•	“Bcfe” means billion cubic feet of natural gas equivalent.

     Natural gas equivalents and crude oil equivalents are determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

•	“Proved reserves” means the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e. prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

          (i) Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

          (ii) Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the “proved” classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

          (iii) Estimates of proved reserves do not include the following: (A) oil that may become available from known reservoirs but is classified separately as “indicated additional reserves”; (B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors; (C) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and (D) crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite and other such sources.

•	“Reserve life” is an estimate of the productive life of a proved reservoir and for purposes of this prospectus is calculated by dividing the proved reserves (on an Mcfe basis) at the end of the period by projected production volumes for the next 12 months.

All estimates of reserves, unless otherwise noted, are reported on a “net” basis. Information regarding production, acreage and numbers of wells is set forth on a gross basis, unless otherwise noted.

•	“PV-10” means the present value of estimated future net revenues computed by applying current prices of oil and gas reserves (with consideration of price changes only to the extent provided by contractual arrangements) to estimated future production of proved oil and gas reserves as of the date of the latest balance sheet presented, less estimated future expenditures (based on current costs) to be incurred in developing and producing the proved reserves computed using a discount factor of 10% and assuming continuation of existing economic conditions. This measure of estimated future net revenues is not in accordance with generally accepted accounting principles. Management uses this measure because certain investors deem it meaningful as a factor in determining the Company’s fair market value of its proved reserves. The measure of discounted future net cash flows in accordance with generally accepted accounting principles is an estimate of future net cash flows after giving effect to the payment of income taxes.

Overview

     We are an independent energy company engaged in the exploration, exploitation and development, acquisition and operation of oil and gas properties with a geographic focus in the Mid-Continent Region, Permian Basin Region, Gulf Coast Region and the Gulf of Mexico. Our management has implemented a business strategy that emphasizes the acquisition of long-lived proved reserves with significant exploitation and development opportunities where we generally can control the operations of the properties.

     As part of this strategy, from 1996 through 2002, we acquired significant properties from Burlington Resources Inc., Spirit Energy 76, a business unit of Union Oil Company of California, Vastar Resources, Inc. and Mallon Resources Corporation. On March 15, 2002, we acquired Prize Energy Corp., which was merged into one of our wholly-owned subsidiaries. Prize was a publicly traded independent oil and gas company engaged primarily in the acquisition, enhancement and exploitation of producing oil and gas properties. Prize owned oil and gas properties principally located in three core operating areas, which were in the Permian Basin of West Texas and Southeastern New Mexico, the onshore Gulf Coast area of Texas and Louisiana and the Mid-Continent area of Oklahoma and the Texas Panhandle. Over 80% of Prize’s oil and gas property base was located in Texas. In addition to our focus on selected exploratory drilling prospects in the Gulf of Mexico as described below, we intend to continue to concentrate our efforts on additional producing property acquisitions strategically located within our geographic area of operations. We also intend to continue to develop what management believes to be a substantial inventory of drilling and workover opportunities located onshore.

     Additionally, we own and operate three gas gathering systems covering over 480 miles and a 50% or greater ownership interest in four natural gas processing plants that are located adjacent to certain company-owned and operated producing properties within the states of Texas, Oklahoma and Arkansas.

     At December 31, 2003, we had an interest in 5,591 wells and, based on the report of the independent petroleum engineering firm of DeGolyer and MacNaughton, on such date we had estimated proved reserves of 838.4 Bcfe with a present value discounted at 10%, or PV-10, of $1.48 billion. Approximately 75% of these reserves were proved developed reserves. At December 31, 2003, our proved reserves had an estimated reserve life of approximately 10 years and were 58.9% natural gas. As of December 31, 2003, we served as operator for approximately 79% of our properties, based on the gross number of wells in which we own an interest, and 72% of our properties, based upon the year-end PV-10 value.

     The following table sets forth our total proved reserves and the PV-10 value of our reserves in our principal areas of operation as of December 31, 2003.

	Reserves as of			PV-10 as of
	December 31,	Percent	Percent	December 31,
Area of Operation	2003 (Bcfe)	Natural Gas	of Total	2003 (1)
				($ millions)
Mid-Continent Region	246.5	74.5%	29.4%	$396.8
Permian Basin	438.5	43.0%	52.3%	633.1
Gulf Coast Region	71.8	83.0%	8.6%	143.4
Gulf of Mexico	81.6	76.0%	9.7%	308.4

Total	838.4	58.9%	100.0%	$1,481.7

(1)	PV-10 differs from the standardized measure of discounted future net cash flows set forth in the notes to our Consolidated Financial Statements ($1,067.7 million at December 31, 2003), which is calculated after provision for future income taxes.

Strategy

     Our overall strategy is to increase our reserves, production, cash flow and earnings, utilizing a properly balanced program of:

•	selective exploration;

•	the exploitation and development of acquired properties;

•	strategic acquisitions of additional proved reserves; and

•	overhead and operating cost management.

     The following are key elements of our strategy:

     Exploration. We plan to continue to participate in drilling Gulf of Mexico exploratory wells in an effort to add higher-output production to our reserve mix, especially during high commodity price periods. The continued use of 3-D seismic information as a tool in our exploratory drilling in the Gulf of Mexico will be significant. Since 2001, we have built what management considers to be a substantial inventory of undrilled offshore lease blocks. We plan to continue to align ourselves with other active Gulf of Mexico industry partners who have similar philosophies and goals with respect to a “fast track” program of placing new production online. This typically involves drilling wells near existing infrastructure such as production platforms, facilities and pipelines. We also maintain an active onshore exploration program primarily concentrated in West Texas and Southeastern New Mexico where we have various other operations in core areas. From time to time, we participate in higher-risk new exploration projects generated by third parties in areas along the Gulf Coast of Texas and Louisiana.

     Exploitation and Development of Existing Properties. We will continue to seek to maximize the value of our existing properties through development activities including in-fill drilling, waterflooding and other enhanced recovery techniques. Typically, our exploitation projects do not have significant time limitations due to the existing mineral acreage being held by current production. By operating a substantial majority of our properties, our management is provided maximum flexibility with respect to the timing of capital expended to develop these opportunities.

     Property Acquisitions. Although we currently have what management considers to be an extensive inventory of exploitation and development opportunities, we will continue to pursue strategic acquisitions which fit our objectives of increasing proved reserves in similar geographic regions that contain development or exploration potential combined with maintaining operating control. We plan to continue to pursue an acquisition strategy of acquiring long-lived assets where operating synergies may be obtained and production enhancements, either on the surface or below ground, may be achieved.

     Management of Overhead and Operating Costs. We will continue to emphasize strict cost controls in all aspects of our business and will continue to seek to operate our properties, wherever possible, utilizing a minimum number of personnel. By operating the substantial majority of our properties (approximately 72% at year-end 2003 on a PV-10 basis), we will generally be able to control direct operating and drilling costs as well as to manage the timing of development and exploration activities. This operating control also provides greater flexibility as to the timing requirements to fund new capital expenditures. By strictly controlling Magnum Hunter’s general and administrative expenses, management strives to maximize our net operating margin.

RISK FACTORS

     Investing in our common stock involves a high degree of risk. You should carefully consider the following factors, in addition to the other information contained in, or incorporated by reference into, this prospectus, before making a decision to invest.

Risks related to the oil and gas industry

A decrease in oil and natural gas prices will adversely affect our financial results.

     Our revenues, profitability and the carrying value of our oil and gas properties depend substantially upon prevailing prices of, and demand for, oil and gas and the costs of acquiring, finding, developing and producing reserves. Oil and gas prices also substantially affect our ability to maintain or increase our borrowing capacity, to repay current or future indebtedness, and to obtain additional capital on attractive terms. Historically, the markets for oil and gas have been volatile and are likely to continue to be volatile in the future. Prices for oil and gas fluctuate widely in response to:

•	relatively minor changes in the supply of, and demand for, oil and gas;

•	market uncertainty both domestically and worldwide; and

•	a variety of additional factors, all of which are beyond our control.

     These factors include domestic and foreign political conditions, the price and availability of domestic and imported oil and gas, the level of consumer and industrial demand, weather, domestic and foreign government relations, the price and availability of alternative fuels and overall economic conditions. Also, our ability to market our production depends in part upon the availability, proximity and capacity of gathering systems, pipelines and processing facilities. Volatility in oil and gas prices could affect our ability to market our production through such systems, pipelines or facilities. Currently, we sell substantially all our gas production to gas marketing firms or end users on the spot market on a month-to-month basis at prevailing spot market prices.

     Under the full cost accounting method, we are required to take a non-cash charge against earnings if capitalized costs of acquisition, exploration and development, net of depletion, depreciation and amortization, less deferred income taxes, exceed the PV-10 value of our proved reserves based on period-end prices, after income tax effects, plus the lower of cost or fair value of unproved properties. Once incurred, a write-down of oil and gas properties is not reversible at a later date even if oil and gas prices increase. We did not incur a write-down of our oil and gas property pool during 2003.

You should not place undue reliance on our reserve data because they are estimates.

     This prospectus contains and incorporates by reference estimates of our oil and gas reserves and the future net cash flows that were prepared by independent petroleum consultants. There are numerous uncertainties inherent in estimating quantities of proved reserves of oil and natural gas and in projecting future rates of production and the timing of development expenditures, including many factors beyond our control. The estimates rely on various assumptions, including, for example, constant oil and gas prices, operating expenses, capital expenditures and the availability of funds, and are therefore inherently imprecise indications of future net cash flows. Actual future production, cash flows, taxes, operating expenses, development expenditures and quantities of recoverable oil and gas reserves may vary substantially from those assumed in the estimates. Any significant variance in these assumptions could materially affect the estimated quantity and value of reserves.

     You should not construe the present value of proved reserves referred to in this prospectus as the current market value of the estimated proved reserves of oil and natural gas attributable to our properties. We have based the estimated discounted future net cash flows from proved reserves on year-end prices and costs, but actual future prices and costs may vary significantly. The following factors may also affect actual future net cash flows:

•	the timing of both production and related expenses;

•	changes in consumption levels; and

•	governmental regulations or taxation.

     In addition, the calculation of the present value of the future net cash flows uses a 10% discount rate, which is not necessarily the most appropriate discount rate based on interest rates in effect from time to time and risks associated with our reserves or the oil and gas industry in general. Furthermore, we may need to revise our reserve estimates downward or upward based upon actual production, results of future development and exploration, supply and demand for oil and natural gas, prevailing oil and natural gas prices and other factors, many of which are beyond our control.

Maintaining reserves and revenues in the future depends on successful exploration and development.

     Our future success depends upon our ability to find or acquire additional oil and gas reserves that are economically recoverable. Unless we successfully explore, develop or acquire properties containing proved reserves, our proved reserves will generally decline as we produce them. The decline rate varies depending upon reservoir characteristics and other factors. Our future oil and gas reserves and production, and, therefore, cash flow and income, depend greatly upon our success in exploiting our current reserves and acquiring or finding additional reserves. We cannot assure you that our planned development projects and acquisition activities will result in significant additional reserves or that we will successfully drill productive wells at economic returns to replace our current and future production.

Our operations are subject to delays and cost overruns, and our activities may not be profitable.

     We intend to increase our exploration activities and to continue our development activities. Exploratory drilling and, to a lesser extent, developmental drilling of oil and gas reserves involve a high degree of risk. In recent years, we have expanded and have increased our capital expenditures on our exploration efforts, including offshore exploration, which involve a higher degree of risk than our development activities. It is possible that we will not obtain any commercial production or that drilling and completion costs will exceed the value of production. The cost of drilling, completing and operating wells is often uncertain. Numerous factors, including title problems, weather conditions, compliance with governmental requirements and shortages or delays in the delivery of equipment, may curtail, delay or cancel drilling operations. Furthermore, completion of a well does not assure a profit on the investment or a recovery of drilling, completion and operating costs.

We conduct waterflood projects and other secondary recovery operations.

     Secondary recovery operations involve certain risks, especially the use of water flooding techniques. Our inventory of development prospects includes waterflood projects. With respect to our properties located in the Permian Basin, we have identified significant potential expenditures related to further developing existing waterfloods. Waterflooding involves significant capital expenditures and uncertainty as to the total amount of recoverable secondary reserves. In waterflood operations, there is generally a delay between the initiation of water injection into a formation containing hydrocarbons and any increase in production. The operating cost per unit of production of waterflood projects is generally higher during the initial phases of such projects due to the purchase of injection water and related production enhancement costs. Costs are also higher during the later stages of the life of the project as production declines. The degree of success, if any, of any secondary recovery program depends on a large number of factors, including the amount of primary production, the porosity and permeability of the formation, the technique used, the location of injector wells and the spacing of both producing and injector wells.

We hedge our oil and gas production.

     Periodically, we have entered into hedging transactions to reduce the effects of fluctuations in crude oil and natural gas prices. At March 31, 2004, Magnum Hunter had approximately 50% of its estimated natural gas production and 60% of its crude oil production hedged through December 31, 2004. In addition, at March 31, 2004, Magnum Hunter had 25% of its estimated natural gas production and none of its crude oil production hedged for calendar year 2005. The hedging activities of the company, while intended to reduce sensitivity to changes in market prices of oil and gas, are subject to a number of risks including instances in which we or the counterparties to our hedging contracts fail to perform. Additionally, the fixed price sales and hedging contracts limit the benefits we will realize if actual prices rise above the contract prices. Most of our hedging contracts are in the form of collars, which limit the benefit we would otherwise receive if actual prices exceed the collars.

Our operations are subject to many laws and regulations.

     The oil and gas industry is heavily regulated. Extensive federal, state, local and foreign laws and regulations relating to the exploration for and development, production, gathering and marketing of oil and gas affect our operations. Some of the regulations set forth standards for discharge permits for drilling operations, drilling and abandonment bonds or other financial responsibility requirements, reports concerning operations, the spacing of wells, unitization and pooling of properties and taxation. In connection with our obligation to plug abandoned wells, we have estimated and recorded an asset retirement obligation in our financial statements. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and gas wells below actual production capacity to conserve supplies of oil and gas.

     Numerous environmental laws, including but not limited to, those governing the management of waste, the protection of water and air quality, the discharge of materials into the environment, and the preservation of natural resources, impact and influence our operations. If we fail to comply with environmental laws regarding the discharge of oil, gas, or other materials into the air, soil or water we may be subject to liabilities to the government and third parties, including civil and criminal penalties. These regulations may require us to incur costs to remedy the discharge. Laws and regulations protecting the environment have become more stringent in recent years, and may, in some circumstances, result in liability for environmental damage regardless of negligence or fault. New laws or regulations, or modifications of or new interpretations of existing laws and regulations, may increase substantially the cost of compliance or adversely affect our oil and gas operations and financial condition. From time to time, we have agreed to indemnify sellers of producing properties against some liabilities for environmental claims associated with these properties. Material indemnity claims may also arise with respect to properties acquired by or from us. Additionally, as a result of our merger with Prize in 2002, we are responsible for any environmental liabilities Prize may have had in the past or which may occur in the future from Prize’s properties. While we do not anticipate incurring material costs in connection with environmental compliance and remediation, we cannot guarantee that we will not incur material costs.

Marketability of our oil and natural gas production may be affected by factors beyond our control.

     The marketability of our production depends in part upon the availability, proximity and capacity of natural gas gathering systems, pipelines and processing facilities. Most of our natural gas is delivered through gathering systems and pipelines that we do not own. Federal and state regulation of oil and natural gas production and transportation, tax and energy policies, changes in supply and demand and general economic conditions all could adversely affect our ability to produce and market our oil and natural gas. Our business is subject to operating hazards that could result in substantial losses.

     The oil and natural gas business involves operating hazards such as well blowouts, craterings, explosions, uncontrollable flows of oil, natural gas or well fluids, fires, formations with abnormal pressures, pipeline ruptures or spills, pollution, releases of toxic gas and other environmental hazards and risks, any of which could cause us substantial losses. In addition, we may be liable for environmental damage caused by previous owners of property we own or lease. As a result, we may face substantial liabilities to third parties or governmental entities, which could reduce or eliminate funds available for exploration, development or acquisitions or cause us to incur losses. An event that is not fully covered by insurance—for example, losses resulting from pollution and environmental risks, which are not fully insurable—could have a material adverse effect on our financial condition and results of operations.

Exploratory drilling is an uncertain process with many risks.

     Exploratory drilling involves numerous risks, including the risks that we will not find any commercially productive natural gas or oil reservoirs. The cost of drilling, completing and operating wells is often uncertain, and a number of factors can delay or prevent drilling operations, including:

•	unexpected drilling conditions;

•	pressure or irregularities in formations;

•	equipment failures or accidents;

•	adverse weather conditions;

•	compliance with governmental requirements; and

•	shortages or delays in the availability of drilling rigs or in the delivery of equipment.

     Our future drilling activity may not be successful, nor can we be sure that our overall drilling success rate or our drilling success rate for activity within a particular area will not decline. Unsuccessful drilling activities could have a material effect on our results of operations and financial condition. Also, we may not be able to obtain any options or lease rights in potential drilling locations that we identify. Although we have identified numerous potential drilling locations, we cannot be sure that we will ever drill them or that we will produce natural gas or oil from them or any other potential drilling locations.

Our acquisitions involve certain risks.

     We have grown primarily through acquisitions and intend to continue acquiring oil and gas properties in the future. Although we review and analyze the properties that we acquire, such reviews are subject to uncertainties. It generally is not possible to review in detail every individual property involved in an acquisition. Ordinarily, we focus our review on those properties we estimate to have higher reserve values. However, even a detailed review of all properties and records may not reveal existing or potential problems. Economics dictate that we cannot become sufficiently familiar with all the properties to assess fully their deficiencies and capabilities. We do not always conduct inspections on every well. Even when we do inspect a specific well, we cannot always detect potential problems, such as mechanical integrity of equipment and environmental conditions that may require significant remedial expenditures.

     As our merger with Prize in 2002 demonstrates, we have begun to focus our acquisition efforts on larger packages of oil and gas properties. Acquisitions of larger oil and gas properties may involve substantially higher costs and may pose additional issues regarding operations and management. We cannot assure you that we will be able to successfully integrate all of the oil and gas properties that we acquire into our operations or that we will achieve desired profitability objectives.

We are subject to substantial competition.

     We encounter substantial competition in acquiring properties, drilling for new reserves, marketing oil and gas, securing trained personnel and operating our properties. Many competitors have financial and other resources that substantially exceed our resources. Our competitors in acquisitions, development, exploration and production include major oil companies, natural gas utilities, independent power producers, numerous independents who are both public and private, individual proprietors and others. Our competitors may be able to pay more for desirable leases and may be able to evaluate, bid for and purchase a greater number of properties or prospects than our financial or personnel resources will permit.

Our business may be adversely affected if we lose our key personnel.

     We depend greatly upon three key individuals within our management team: Gary C. Evans, Richard R. Frazier and Charles R. Erwin. The loss of the services of any of these individuals could materially impact our operations.

Risks related to substantial leverage

We have a significant amount of debt that could adversely affect our financial health and prevent us from fulfilling our obligations.

     We have now and will continue to have a significant amount of indebtedness. As of March 31, 2004, we had total indebtedness of approximately $582.0 million.

     In connection with our merger with Prize in 2002, we issued $300 million of 9.6% senior notes due 2012 and established a new credit facility with a borrowing base of $350 million as of December 1, 2003, that is secured by the assets of the combined company. Proceeds from the senior notes offering and borrowings under the new credit facility were used to refinance the outstanding indebtedness under the existing senior credit facilities of both Magnum Hunter and Prize, fund the cash component of the merger consideration in the merger with Prize and pay costs and fees associated with the merger. Although in December 2003 we repaid the remaining $60 million in principal amount of our 10% senior notes due 2007, we incurred $125 million of new debt through our offering of the floating rate notes and we have a modified borrowing base of $255 million under our credit facility, in addition to having outstanding $300 million in principal amount of our 9.6% senior notes due 2012. Because we must dedicate a substantial portion of our cash flow from operations to the payment of interest on our debt, that portion of our cash flow is not available for other purposes. The covenants contained in our credit facility and the indenture relating to our 9.6% senior notes require us to meet financial tests and limit our ability to borrow additional funds or to acquire or dispose of assets. Also, our ability to obtain additional financing in the future may be impaired by our substantial leverage. Additionally, the senior, as opposed to subordinated, status of our 9.6% senior notes and the floating rate notes, our high debt to equity ratio, and the pledge of substantially all of our assets as collateral for our credit facility will, for the foreseeable future, make it difficult for us to obtain financing on an unsecured basis or to obtain secured financing other than “purchase money” indebtedness collateralized by the acquired assets.

     Our substantial indebtedness could make it more difficult for us to satisfy our obligations; increase our vulnerability to general adverse economic and industry conditions; require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes; force us to sell assets or seek additional capital to service our indebtedness which we may be unable to do at all or on terms favorable to us; limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; place us at a competitive disadvantage compared to our competitors that have less debt; and limit our ability to borrow additional funds.

We may not be able to meet our capital requirements.

     We will need to continue to make substantial capital expenditures for the acquisition, enhancement, exploitation and production of oil and natural gas reserves. Without successful enhancement, exploitation and acquisition activities, our reserves and revenues will decline over time due to natural depletion. For 2004 we have a capital expenditures budget of $185 million for exploration, enhancement, exploitation and drilling activities on oil and natural gas properties. We intend to finance our capital expenditures, other than significant acquisitions, from internally generated funds provided by operations and borrowings under our credit facility. The timing of most of our capital expenditures is discretionary, with no long-term capital commitments. Consequently, we have a significant degree of flexibility to adjust the amounts of our capital expenditures as circumstances may warrant. However, in the long term, if our cash flow from operations and availability under our credit facility are not sufficient to satisfy capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to allow us to fund our continued growth.

Our credit facility and the indenture for our 9.6% senior notes due 2012 impose restrictions that limit our discretion in operating our business and that could impair our ability to repay our obligations.

     Our credit facility and the indenture governing our 9.6% senior notes impose restrictions on us that may limit the discretion of our management in operating our business that could impair our ability to repay our obligations.

     Our credit facility and the indenture governing our 9.6% senior notes contain various restrictive covenants. In particular, these covenants limit our ability to, among other things:

•	incur additional debt;

•	make restricted payments (including paying dividends on, redeeming or repurchasing our capital stock or redeeming debt prior to its stated maturity);

•	make investments or acquisitions;

•	grant liens on assets;

•	sell our assets;

•	engage in transactions with affiliates; and

•	merge, consolidate or transfer substantially all of our assets.

     Our credit facility also requires us to maintain specified financial ratios and satisfy some financial tests. Our ability to maintain or meet these financial ratios and tests may be affected by events beyond our control, including changes in general economic and business conditions, and we cannot assure you that we will maintain or meet these ratios and tests or that the lenders under the credit facility will waive any failure to meet these ratios or tests. A breach of any of these covenants could result in an event of default under the credit facility, in which case the lenders could elect to declare all amounts borrowed under the credit facility, together with unpaid accrued interest, to be immediately due and payable and to terminate all commitments under the credit facility.

Risks related to our common stock

We have the ability to issue additional equity securities, which would lead to dilution of our issued and outstanding common stock.

     The issuance of additional equity securities or securities convertible into equity securities would result in dilution of then existing stockholders’ equity interests in us. We are authorized to issue, generally without stockholder approval, 10,000,000 shares of preferred stock in one or more series, which may give other stockholders dividend, conversion, voting, and liquidation rights, among other rights, which may be superior to the rights of holders of our common stock. Our board of directors has the authority to issue, without vote or action of stockholders, additional shares of preferred stock in one or more series, and has the ability to fix the rights, preferences, privileges and restrictions of any such series. Any such series of preferred stock could contain dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences or other rights superior to the rights of holders of our common stock. Our board of directors has no present intention of issuing any such preferred stock, but reserves the right to do so in the future. In addition, we are authorized to issue, without stockholder approval, up to 200,000,000 shares of common stock, of which approximately 68,903,516 shares were outstanding as of March 5, 2004. We are also authorized to issue, without stockholder approval, securities convertible into shares of common stock or preferred stock.

The market price of our common stock and our ability to raise equity could be adversely affected by sales of substantial amounts of common stock in the public market or the perception that such sales could occur.

     As of March 31, 2004, we had 13,969,221 shares of our common stock issuable upon the exercise of options and warrants. A substantial number of shares will be available for sale under Rule 144 by our management and other affiliates who collectively owned approximately 9.7% of our outstanding common stock as of March 5, 2004.

     In addition, we have outstanding a significant number of other shares that are freely transferable without restriction. We may, from time to time, issue and sell up to 5,000,000 additional shares of common stock through an “at the market” prospectus in our shelf registration statement filed on September 26, 2003. The possibility that substantial amounts of common stock may be sold in the public market may adversely affect prevailing and future market prices for our common stock or our notes and could impair our ability to raise capital through the sale of equity securities in the future.

We have never paid cash dividends on our common stock.

     We have not previously paid any cash dividends on our common stock and we do not anticipate paying cash dividends on our common stock in the foreseeable future. We intend to reinvest all available funds for the development and growth of our business. In addition, our credit facility and the indentures governing our 9.6% senior notes due 2012 and the floating rate notes restrict the payment of cash dividends on our common stock.

We have outstanding preferred stock and have the ability to issue more.

     Our common stock is subordinate to all outstanding classes of preferred stock in the payment of dividends and other distributions made with respect to the common stock, including distributions upon liquidation or dissolution of Magnum Hunter. Our board of directors is authorized to issue up to 10,000,000 shares of preferred stock without first obtaining stockholder approval, except in limited circumstances. We have previously issued several series of preferred stock. Although only the 1996 Series A Convertible Preferred Stock is currently outstanding and it is presently owned 100% by a wholly-owned subsidiary, we have the ability to resell such securities to a third party. If we designate or issue other series of preferred stock, it will create additional securities that will have dividend and liquidation preferences over the common stock. If we issue convertible preferred stock, a subsequent conversion may dilute the current common stockholders’ interest.

Anti-takeover provisions may affect your rights as a stockholder.

     Our articles of incorporation and bylaws and Nevada law include provisions that may encourage persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include authorized “blank check” preferred stock, restrictions, under some circumstances, on business combinations with stockholders who own 10% or more of our common stock and restrictions, under some circumstances, on a stockholder’s ability to vote the shares of our common stock it owns when it crosses specified thresholds of ownership. Our ability to issue preferred stock may also delay or prevent a change in control of Magnum Hunter without further stockholder action and may adversely affect the rights and powers, including voting rights, of the holders of common stock. Under some circumstances, the issuance of preferred stock could depress the market price of our common stock.

     In January 1998 our Board of Directors adopted a stockholder rights plan. Under the stockholder rights plan, the rights initially represent the right to purchase one one-hundredth of a share of 1998 Series A Junior Participating Preferred Stock for $35.00 per share. The rights become exercisable only if a person or a group acquires or commences a tender offer for 15% or more of our common stock, a so-called “acquiring person.” The stockholder rights plan was amended so that Natural Gas Partners V, L.P. would not be considered an “acquiring person” by reason of our merger with Prize. Until these rights become exercisable, they attach to and trade with our common stock. The rights issued under the stockholder rights plan expire January 20, 2008.

     In addition, a change of control, as defined under the indentures relating to our 9.6% senior notes and floating rate notes, would entitle the holders of those notes to put those notes to us under the applicable indenture and would entitle the lenders to accelerate payment of outstanding indebtedness under our credit facility. These events could discourage takeover attempts by making such attempts more expensive and requiring greater capital resources.

USE OF PROCEEDS

     We will not receive any of the proceeds from the sales of shares of our common stock under this prospectus by the selling security holders.

SELLING SECURITY HOLDERS

     The following table sets forth information regarding the respective numbers of shares of common stock beneficially owned by the selling security holders prior to this offering, the respective numbers of shares of common stock offered by the selling security holders pursuant to this prospectus and the respective numbers and percentage of shares of common stock beneficially owned by the selling security holders after completion of this offering. This information has been obtained from the selling security holders and we have not independently verified this information. Unless otherwise indicated, none of the selling security holders has, or within the past three years has had, any position, office or other material relationship with us or, insofar as we are aware, any of our predecessors or affiliates. Because the selling security holders may offer all or some portion of the common stock issuable upon conversion of the floating rate notes pursuant to this prospectus, no estimate can be given as to the amount of common stock that will be held by the selling security holders upon termination of this offering. In addition, the selling security holders identified below may have sold, transferred or otherwise disposed of all or a portion of their common stock since the date on which they provided the information to us for inclusion in the following table.

				% of
				Common
			Number of Shares	Stock
		Number of	of Common Stock	Beneficially
	Number of Shares	Shares of	Beneficially	Owned After
	of Common Stock	Common Stock	Owned After	Completion
Name of Selling	Beneficially Owned	Offered by this	Completion of	of this
Security Holder (1)	Prior to this Offering	Prospectus (2)	this Offering (3)	Offering (3)
Argent Classic Convertible Arbitrage Fund LP	0	200,165	0	*
Argent Classic Convertible Arbitrage Fund II, LP	0	49,221	0	*
Barclays Global Investors Diversified Alpha Plus Funds	0	35,111	0	*
BNP Paribas Equity Strategies SNC	3,895	419,443	3,895	*
CNH CA Master Account, L.P.	0	41,018	0	*
CooperNeff Convertible Strategies (Cayman) Master Fund, L.P.	0	415,259	0	*
D.E. Shaw Investment Group, L.L.C.	0	65,628	0	*
D.E. Shaw Valence Portfolios, L.L.C.	0	344,545	0	*
DKR SandShore Strategic Holding Fund Ltd.	0	164,069	0	*
Forest Fulcrum Fund LP	0	64,726	0	*
Forest Global Convertible Fund Ltd., Class A-5	0	254,964	0	*
Forest Multi-Strategy Master Fund SPC, on behalf of its Multi-Strategy Segregated Portfolio	0	88,352	0	*

				% of
				Common
			Number of Shares	Stock
		Number of	of Common Stock	Beneficially
	Number of Shares	Shares of	Beneficially	Owned After
	of Common Stock	Common Stock	Owned After	Completion
Name of Selling	Beneficially Owned	Offered by this	Completion of	of this
Security Holder (1)	Prior to this Offering	Prospectus (2)	this Offering (3)	Offering (3)
Grace Convertible Arbitrage Fund, Ltd.	0	287,121	0	*
Guggenheim Portfolio Co. XV, LLC	0	123,052	0	*
HFR CA Global Opportunity Master Trust	0	12,142	0	*
Highbridge International, LLC	0	287,121	0	*
JMG Capital Partners, LP	0	205,087	0	*
JMG Triton Offshore Fund, Ltd.	0	205,087	0	*
Lyxor/Convertible Arbitrage Fund Limited	0	36,588	0	*
Lyxor/Forest Fund Limited	0	97,786	0	*
McMahan Securities Co. L.P.	0	20,509	0	*
RCG Latitude Master Fund, Ltd.	0	410,173	0	*
RCG Multi Strategy Master Fund, Ltd.	0	82,035	0	*
Relay II Holdings Co.	0	14,192	0	*
Royal Bank of Canada(4)	0	41,018	0	*
Singlehedge US Convertible Arbitrage Fund	0	117,146	0	*
Sphinx Convertible Arbitrage SPC	0	16,900	0	*
Sturgeon Limited	0	47,909	0	*
Sunrise Partners Limited Partnership	99,700	451,190	99,700	*
Tribeca Investments Ltd.	0	82,035	0	*
Xavex Convertible Arbitrage Fund	0	10,829	0	*
Xavex Convertible Arbitrage 10 Fund	0	97,621	0	*

Total	103,595	4,788,042	103,595	*

*	Less than 1%

(1)	Information concerning the selling security holders may change from time to time. Any such changed information will be set forth in amendments or supplements to this prospectus, if and when required.

(2)	Includes maximum number of shares of common stock issuable upon conversion of the floating rate notes and assumes a conversion price of $12.19 per share. However, this conversion price is subject to adjustment under certain circumstances. In addition, the number of shares issuable upon conversion of the floating rate notes is not fixed and is dependent upon the price of our common stock at the time of conversion. As a result, the number of shares of common stock offered by this prospectus may increase or decrease.

(3)	Because of the uncertainty of the number of shares of common stock that will be acquired upon conversion of the floating rate notes, and because the selling security holders may sell all or a portion of the common stock issuable upon conversion of the floating rate notes, the number and percentage of shares of common stock beneficially owned after completion of this offering may increase or decrease.

(4)	Royal Bank of Canada has had lending relationships with, and may be a market counter-party to, Magnum Hunter.

PLAN OF DISTRIBUTION

     The selling security holders, or their donees or pledges, may offer and sell the shares of common stock offered by this prospectus from time to time in one or more of the following transactions:

•	on the New York Stock Exchange or any other securities exchange on which our common stock may be then listed;

•	in transactions other than on an exchange (including negotiated transactions and other private transactions);

•	an exchange distribution in accordance with the rules of any stock exchange on which the shares are listed;

•	in short sales of the common stock, in transactions to cover short sales or otherwise in connection with short sales;

•	through the distribution of the shares by a selling security holder to its partners, members or stockholders;

•	by pledge to secure debts and other obligations or on foreclosure of a pledge;

•	through put or call options, including the writing of exchange-traded call options, or other hedging transactions related to the common stock;

•	through one or more underwritten offerings on a firm commitment or best efforts basis; or

•	in a combination of any of the above transactions.

     Any hedging transactions that may be entered into by the selling security holders from time to time may include, among others, one or more of the following transactions, in which a selling security holder may:

•	enter into transactions with a broker-dealer or any other person in connection with which such broker-dealer or other person will engage in short sales of the common stock under this prospectus, in which case such broker-dealer or other person may use shares of common stock received from the selling security holder to close out its short positions;

•	sell common stock short itself and redeliver shares offered by this prospectus to close out its short positions or to close out stock loans incurred in connection with its short positions;

•	enter into option or other types of transactions that require the selling security holder to deliver common stock to a broker-dealer or any other person, who will then resell or transfer the common stock under this prospectus; or

•	loan or pledge the common stock to a broker-dealer or any other person, who may sell the loaned shares, or, in an event of default in the case of a pledge, sell the pledged shares under this prospectus.

     The selling security holders may use broker-dealers or other persons to sell their shares in transactions that may include, among others, one or more of the following:

•	block trades in which a broker-dealer or other person will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer or other person, as principal, and resale by the broker-dealer or other person for its own account; or

•	ordinary brokerage transactions and transactions in which a broker solicits purchases.

     Broker-dealers or other persons may receive compensation in the form of discounts, concessions or commissions from the selling security holders, or they may receive commissions from purchasers of shares for whom they acted as agents or to whom they may sell as principal, or both, which compensation as to a particular broker or dealer might be in excess of customary commissions. Broker-dealers or other persons engaged by the selling security holders may allow other broker-dealers or persons to participate in resales. The selling security holders may agree to indemnify any broker-dealer or agent against certain liabilities related to the selling of the shares, including liabilities arising under the Securities Act of 1933.

     The selling security holders may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices and the transactions listed above may include cross or block transactions.

     The selling security holders may also transfer the shares by gift. We do not know of any arrangements by the selling security holders to gift any of the shares.

     Any of the shares covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act of 1933 may be sold under that rule rather than pursuant to this prospectus.

LEGAL MATTERS

     The validity of the issuance of the securities offered by this prospectus and applicable prospectus supplement will be passed upon for us by Fulbright & Jaworski L.L.P., Dallas, Texas.

EXPERTS

     The consolidated financial statements and related financial statement schedule incorporated in this prospectus by reference from Magnum Hunter’s Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to changes in the methods of accounting for asset retirement obligations and employee stock-based compensation in 2003 as required by Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” and Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation – Transition

and Disclosure, an Amendment to FASB Statement No. 123”, respectively), which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in auditing and accounting.

     The references to the report of Cawley Gillespie & Associates, Inc., independent petroleum consultants, incorporated by reference in this prospectus, have been so incorporated in reliance on the report of Cawley Gillespie estimating proved reserves, future net cash flows from such proved reserves and the present value of such estimated future net cash flows for certain of Magnum Hunter’s properties as of December 31, 2003, and are made in reliance upon the authority of such firm as experts with respect to such matters.

     The references to the report of DeGolyer and MacNaughton, independent petroleum consultants, incorporated by reference in this prospectus, have been so incorporated in reliance on the report of DeGolyer and MacNaughton estimating proved reserves, future net cash flows from such proved reserves and the present value of such estimated future net cash flows for certain of Magnum Hunter’s properties as of December 31, 2003, and are made in reliance upon the authority of such firm as experts with respect to such matters.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other expenses of issuance and distribution

     The following table sets forth the expenses in connection with the issuance and distribution of the securities covered by this Registration Statement. All such expenses are estimates, other than the registration fee payable to the Securities and Exchange Commission, and will be borne by the Registrant.

Securities and Exchange Commission filing fee	$—
Printing fees and expenses	25,000
Legal fees and expenses	25,000
Accounting fees and expenses	25,000
Miscellaneous	5,000

Total	$80,000

Item 15. Indemnification of directors and officers

     Magnum Hunter is a corporation organized under the laws of Nevada. The General Corporation Law of Nevada permits provisions in the articles, by-laws or resolutions approved by stockholders which limit liability of directors for breach of fiduciary duty under certain specified circumstances. The Articles of Incorporation, with certain exceptions, eliminate any personal liability of a director to Magnum Hunter or its stockholders for monetary damages for the breach of a director’s fiduciary duty, and therefore a director cannot be held liable for damages to Magnum Hunter or its stockholders for gross negligence or lack of due care in carrying out his or her fiduciary duties as a director. Nevada law permits indemnification if a director or officer acts in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation. A director or officer must be indemnified as to any matter in which he or she successfully defends himself or herself. Indemnification is prohibited as to any matter in which the director or officer is adjudged liable to the corporation. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of Magnum Hunter pursuant to the foregoing provisions or otherwise, Magnum Hunter has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Item 16. Exhibits

     The following documents are filed as exhibits to this Registration Statement, including those exhibits incorporated herein by reference to a prior filing of Magnum Hunter under the Securities Act or the Exchange Act as indicated in parentheses:

Exhibit No.	Description
4.1	Articles of Incorporation (Incorporated by reference to Registration Statement on Form S-18, File No. 33- 30298-D).

4.2	Articles of Amendment to Articles of Incorporation (Incorporated by reference to Form 10-K for the year ended December 31, 1990).

4.3	Articles of Amendment to Articles of Incorporation (Incorporated by reference to Registration Statement on Form SB-2, File No. 33-66190).

4.4	Articles of Amendment to Articles of Incorporation (Incorporated by reference to Registration Statement on Form S-3, File No. 333-30453).

4.5	Articles of Amendment to Articles of Incorporation (Incorporated by reference to Form 10-K for the year ended December 31, 2001).

4.6	By-Laws, as Amended (Incorporated by reference to Registration Statement on Form SB-2, File No. 33- 66190).

4.7	Amendment to By-Laws (Incorporated by reference to Registration Statement on Form S-4, File No. 333- 76774).

4.8	Certificate of Designation of 1996 Series A Preferred Stock (Incorporated by reference to Form 8-K dated December 26, 1996, filed January 3, 1997).

4.9	Amendment to Certificate of Designation for 1996 Series A Convertible Preferred Stock (Incorporated by reference to Registration Statement on Form S-3, File No. 333-30453).

4.10	Shareholder Rights Agreement dated as of January 6, 1998 by and between Magnum Hunter Resources, Inc. and Securities Transfer Corporation, as Rights Agent (Incorporated by reference to Form 8-K, filed January 9, 1998).

4.11	Indenture, dated March 15, 2002, between Magnum Hunter Resources, Inc., the subsidiary guarantors named therein and Bankers Trust Company, as Trustee (Incorporated by reference to Form 10-K for the year ended December 31, 2001).

4.12	Form of 9.6% Senior Note due 2007 (included in Exhibit 4.11).

4.13	Indenture dated December 15, 2003 between Magnum Hunter Resources, Inc., the subsidiary guarantors named therein and Deutsche Bank Trust Company Americas, as Trustee (Incorporated by reference to Form 10-K for the year ended December 31, 2003).

4.14	Form of Floating Rate Convertible Senior Notes due 2023 (included in Exhibit 4.13).

5.1†	Opinion of Fulbright & Jaworski L.L.P.

23.1†	Consent of Fulbright & Jaworski L.L.P. (included in Exhibit 5.1)

23.2†	Consent of Deloitte & Touche LLP

23.3†	Consent of Cawley Gillespie & Associates, Inc.

23.4†	Consent of DeGolyer and MacNaughton

24.1†	Powers of Attorney (included on signature page)

†	Filed herewith.

Item 17. Undertakings

(a)	Rule 415 Offerings

     The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration

Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(b)	Filings incorporating subsequent Exchange Act documents by reference

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h)	Request for acceleration of effective date

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(i)	Registration statement permitted by Rule 430A

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance on Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or

(4)	or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be the initial bona fide offering thereof.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irving and State of Texas, on April 6, 2004.

Magnum Hunter Resources, Inc.
By:	/s/ Gary C. Evans
Gary C. Evans
Chairman, President and Chief Executive Officer

POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Gary C. Evans and Morgan F. Johnston, and each of them, either one of whom may act without joinder of the other, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all pre- and post- effective amendments to this registration statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or the substitute or substitutes of any or all of them, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed as of April 6, 2004 by the following persons in the capacities indicated.

Signature	Title
/s/ Gary C. Evans Gary C. Evans	Chairman, President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ Chris Tong Chris Tong	Senior Vice President and Chief Financial Officer (Principal Financial Officer)

/s/ David S. Krueger David S. Krueger	Vice President and Chief Accounting Officer (Principal Accounting Officer)

/s/ Gerald W. Bolfing Gerald W. Bolfing	Director

Jerry Box	Director

Donald A. Erickson	Director

/s/ James R. Latimer, III James R. Latimer, III	Director

/s/ Matthew C. Lutz Matthew C. Lutz	Director

/s/ Jody Powers Jody Powers	Director

John H. Trescot, Jr.	Director

/s/ James E. Upfield James E. Upfield	Director

EXHIBIT INDEX

Exhibit No.	Description
4.1	Articles of Incorporation (Incorporated by reference to Registration Statement on Form S-18, File No. 33- 30298-D).

4.2	Articles of Amendment to Articles of Incorporation (Incorporated by reference to Form 10-K for the year ended December 31, 1990).

4.3	Articles of Amendment to Articles of Incorporation (Incorporated by reference to Registration Statement on Form SB-2, File No. 33-66190).

4.4	Articles of Amendment to Articles of Incorporation (Incorporated by reference to Registration Statement on Form S-3, File No. 333-30453).

4.5	Articles of Amendment to Articles of Incorporation (Incorporated by reference to Form 10-K for the year ended December 31, 2001).

4.6	By-Laws, as Amended (Incorporated by reference to Registration Statement on Form SB-2, File No. 33- 66190).

4.7	Amendment to By-Laws (Incorporated by reference to Registration Statement on Form S-4, File No. 333- 76774).

4.8	Certificate of Designation of 1996 Series A Preferred Stock (Incorporated by reference to Form 8-K dated December 26, 1996, filed January 3, 1997).

4.9	Amendment to Certificate of Designation for 1996 Series A Convertible Preferred Stock (Incorporated by reference to Registration Statement on Form S-3, File No. 333-30453).

4.10	Shareholder Rights Agreement dated as of January 6, 1998 by and between Magnum Hunter Resources, Inc. and Securities Transfer Corporation, as Rights Agent (Incorporated by reference to Form 8-K, filed January 9, 1998).

4.11	Indenture, dated March 15, 2002, between Magnum Hunter Resources, Inc., the subsidiary guarantors named therein and Bankers Trust Company, as Trustee (Incorporated by reference to Form 10-K for the year ended December 31, 2001).

4.12	Form of 9.6% Senior Note due 2007 (included in Exhibit 4.11).

4.13	Indenture dated December 15, 2003 between Magnum Hunter Resources, Inc., the subsidiary guarantors named therein and Deutsche Bank Trust Company Americas, as Trustee (Incorporated by reference to Form 10-K for the year ended December 31, 2003).

4.14	Form of Floating Rate Convertible Senior Notes due 2023 (included in Exhibit 4.13).

5.1†	Opinion of Fulbright & Jaworski L.L.P.

23.1†	Consent of Fulbright & Jaworski L.L.P. (included in Exhibit 5.1)

23.2†	Consent of Deloitte & Touche LLP

23.3†	Consent of Cawley Gillespie & Associates, Inc.

23.4†	Consent of DeGolyer and MacNaughton

24.1†	Powers of Attorney (included on signature page)

†	Filed herewith.